

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 9, 2015

Via E-mail
Donald F. McAleenan
Senior Vice President and General Counsel
Builders FirstSource, Inc.
2001 Bryan Street, Suite 1600
Dallas, Texas 75201

> **Re:** **Builders FirstSource, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-3**
> **Filed May 29, 2015**
> **File No. 333-203824**
>
> **Form 8-K/A**
> **Filed May 29, 2015**
> **File No. 000-51357**

Dear Mr. McAleenan:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our [Month day, year] letter.

Form 8-K filed May 4, 2015

Exhibit 99.1

General

1. We note your response to prior comment 3. You indicate that while Builders is acquiring ProBuild, Builders is acquiring substantially all of the key operating assets of PBHI. In light of this fact as well as the Reorganization Agreement dated April 13, 2015, and the

organizational structure included in Exhibit A, please explain why the combined financial statements that you have presented in accordance with Rule 3-05 of Regulation S-X reflect non-controlling interests. As noted in your disclosure in Note 12 on page F-21, these non-controlling interests represent "third-party ownership in consolidated VIEs in which the Company [PBHI] is determined to be the primary beneficiary." Based on your disclosures, these non-controlling interests seem to relate to PBH LLC and PBRE, entities that appear to be under common control and will be acquired as part of Builder's acquisition of ProBuild. Please advise.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Asia Timmons-Pierce, Staff Attorney, at (202) 551-3754 or me at (202) 551-3765 with any other questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director

cc: Laura A. Kaufmann Belkhayat (*via e-mail*)
Skadden, Arps, Slate, Meagher & Flom LLP